                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan
                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [ ]
                ------------------------------------------------
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Crayfish Co., Ltd.
                                        ----------------------------------------
                                                    (Registrant)


                                   By          /s/ Masaaki Shimamura
                                        ----------------------------------------
                                                     (Signature)
                                        Masaaki Shimamura
                                        President and Representative Director

Date: February 15, 2005

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.   CONSOLIDATED 1Q FY2005 FINANCIAL RESULTS [ENGLISH TRANSLATION]

2.   NON-CONSOLIDATED 1Q FY2005 FINANCIAL RESULTS [ENGLISH TRANSLATION]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents -- "CONSOLIDATED 1Q FY2005 FINANCIAL RESULTS" and "NON-CONSOLIDATED 1Q FY2005 FINANCIAL RESULTS" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Business over view" and "Business outlook for FY2005" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              [English Translation]
[Note: This English translation of the "Result of Business Operations for Consolidated 1st Quarter Ended December 31, 2004 of the Fiscal Year Ending September 30, 2005" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]


                                                               February 15, 2005

                    Consolidated 1Q FY2005 Financial Results

                                  Company Name: Crayfish Co.,Ltd. (Mothers 4747)
                        Representative Director and President: Masaaki Shimamura
                                Corporate Headquarters: 5-F Hikari Center Bldg.,
                               1-16-15 Minami-Ikebukuro, Toshima-ku, Tokyo Japan Contact Person: Principal of Administration department: Fumiya Hoshino
                                                             Tel: 81-3-5954-7555

1. Consolidated Financial Results

(1) Consolidated Financial Results for consolidated 1Q of the fiscal year ending September 30, 2005 (October 1, 2004 to December 31, 2004)

                           Consolidated 1Q FY2004   Consolidated 1Q FY2005     Ratio    Consolidated Annual FY2004
                           ----------------------   ----------------------     -----    --------------------------
                                  Millions of yen          Millions of yen       %                 Millions of yen
Net sales                                    613                    2,069      237.1                      3,304
Operating income                              96                      224      132.9                        516
Ordinary income                               94                      247      162.3                        505
Net income                                   180                      267       47.9                        589
                                           =====                    =====      =====                      =====
Total assets                               3,452                    5,846       69.3                      3,331
Total shareholders' equity                 2,318                    3,861       66.5                      2,727

(2) Consolidated segment information

                          Consolidated 1Q FY2004    Consolidated 1Q FY2005               Consolidated Annual FY2004
                          ----------------------    ----------------------               --------------------------
                               Amount      Ratio          Amount      Ratio     Ratio         Amount         Ratio
                               ------      -----          ------      -----                   ------         -----
                         Millions of yen     %     Millions of yen       %        %   Millions of yen          %
Server business                    289      47.1              252      12.2      (12.8)        1,106          33.5
Commodity sales business           196      32.0              743      35.9      278.2         1,659          50.2
Media business                     125      20.5            1,073      51.9      754.2           483          14.6
Others                               2       0.4                0       0.0      (95.2)           54           1.7
Total                              613     100.0            2,069     100.0      237.1         3,304         100.0


(3)  Consolidated cash flows

                                                                                                       Consolidated Annual
                                          Consolidated 1Q FY2004   Consolidated 1QFY2005     Ratio           FY2004
                                          ----------------------   ---------------------     -----     -------------------
                                                 Millions of yen         Millions of yen        %      Millions of yen
Net cash provided by operating activities                  191                     143       (25.3)              673
Net cash (used in) provided by investing                    (7)                    633          --               (27)
activities
Net cash provided by financing activities                   --                     861          --                --
Cash and cash equivalents at the end of
period                                                   2,124                   4,225        98.9             2,587

(Note) 1.   Amounts in those financial statements are rounded down to the nearest unit.

       2. The Company has consolidated Five Any, Inc. and First Charge, Inc. since the FY2005, and the financial results of these two companies are included in Media business.

       3. Consolidated financial statements for 1Q of FY2004 were reviewed by certified accountants, Sanyu & Co., and consolidated financial statements for 1Q of FY2005 are reviewed by certified accountants, KPMG AZSA & Co., pursuant to Tokyo Stock Exchange's "Regulation of Standards Concerning Disclosures of Issuer's Information of its Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

2.   Business overview (From October 1, 2004 to December 31, 2004)

     (1)  Overview of operating results

            In consolidated 1Q FY2005 (October 1, 2004 to December 31, 2004, the "Current Period"), the domestic economy faces delaying inventory adjustment that depressed producing goods. However, domestic companies actively invest plants and equipment, and also personal consumption improves because of increasing employment situation. Therefore the economy gradually improves.

            The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

            Under this economic condition, the Company and its consolidated companies have aimed to increase profit by existed business. In addition to improve the Company's management foundation in the internet field that operate with newly consolidated companies, Five Any, Inc. ("Five Any") and First Charge, Inc. ("First Charge") from the Current Period. Moreover, the Company increases the number of directors and revamps board directors in order to aim to strengthen corporate governance. Overall operating results of each business are as follows.

            In the media business, the Company consolidated Five Any, which treats advertisement space of own and other companies' sites on the internet. First Charge treats many types of internet advertising space and First Charge transact with Five Any as an ad agency, in order to increase profit. As a result, net sales of media business in the Current Period was JPY1,073 million (Rise of 754.2%). In the Media business, Five Any will focus on increase the number of exclusive media in order to increase profit. In addition, First Charge will raise profit by increasing the number of manpower for strengthening business operation.

            In the server business, the Company has tried to control DESKWING subscriber cancellations by provided long term discount plan, and then increase customer satisfaction. In spite of its efforts to acquire new subscribers, total subscribers decreased to 6,209 at the end of the Current Period (6,457 as of September 30, 2004). As a result, net sales of its server business was JPY252 million (down 12.8%). In the server business, the Company will focus on increasing customer satisfaction in order to stabilizing profit.

            In the commodity sales business, the Company has been emphasizing on effective marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware. The Company sells these products to Hikari Tsushin, Inc. affiliates, who then turn into sell the products to the customers by using SME sales channel. Net sales from its commodity business in the Current Period was JPY743 million (Rise of 278.2%). The Company will crease sales of hardware business during the fiscal year ending September 30, 2005.

            Consolidated operating results for the Current Period showed net sales of JPY2,069 million (rise of 237.1%), operating income of JPY224 million (rise of 132.9%), ordinary income of JPY247 million (rise of 162.3%), and net income JPY267 million (rise of 47.9%).

     (2)  Financial condition

            Management continued to focus on improving the Company's cash flow condition, and cash balances were positive at the end of the Current Period. While Japanese economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, consolidated results at the end of the Current Period showed total assets of JPY5,846 million (up 69.3%), total liabilities of JPY1,938 million (up 70.8%), and shareholders' equity of JPY3,861 million (up 66.5%).

            Cash balances remained positive in the Current Period due mainly to the stabilization of the existed business, and the increasing business operation of Five Any and First Charge, however net cash provided by operating activities was JPY143 million (down 25.3%), net cash provided by investing activities was JPY633 million (previous 1Q (used in JPY7 million), and cash provided by financial activities was JPY861 million.

            Accordingly, cash and cash equivalents at the end of the Current Period was JPY4,225 million (up 98.9%).

3.   Business Outlook for FY2005 (From October 1, 2004 to September 30, 2005)

       The Company and its group companies will continue to organize the implemented management package, and aim to increase profit from its businesses.

       In the media business, Five Any will focus on increase the number of exclusive media in order to increase profit. In addition, First Charge will raise profit by increasing manpower for improving business operation.

       In the server business, the Company will focus on increasing customer satisfaction in order to stabilizing profit.

       In the commodity business, the Company will aim to offer a variety of software to its customers.

       From above estimations, the consolidated earning forecasts for first 6 months of FY2005 show net sales of JPY2,920 million, ordinary income JPY500 million, net income JPY580 million, while consolidated annual earning forecasts for FY2005 show net sales of JPY6,480 million, ordinary income of JPY1,130 million and net income of JPY1,210 million.

       Consolidated earning forecasts for FY2005 (From October 1, 2004 to September 30, 2005)

                          Net sales           Ordinary income         Net income
                          ---------           ---------------         ----------
                       Millions of yen        Millions of yen      Millions of yen

Interim                      2,920                    500                 580
Annual                       6,480                  1,130               1,210


(Note) Earning forecasts are based upon information currently available to us. Earning forecasts involve a number of risks and uncertainties and our actual results could materially differ from earning forecasts discussed in this result of business operations. Investors should not make investment decision based upon these earning forecast.

4.   Quarterly consolidated Financial Statements.

     (1)  Quarterly Consolidated Balance Sheets

                                                                                                                 (Thousands of yen)

                                       Periods     Consolidated 1Q FY2005      Consolidated 1Q FY2004     Consolidated Annual FY2004
                                                  (As of December 31, 2004)   (As of December 31, 2003)   (As of September 30, 2004)
                                                 -------------------------   -------------------------   --------------------------
Accounts                                             Amount       Ratio          Amount       Ratio         Amount         Ratio
----------------------------------------------       ------       -----          ------       -----         ------         -----
                                                                    %                           %                             %
             (Assets)
I      Current Assets
    1. Cash on hand in banks                       4,225,086                    2,124,159                  2,586,255
    2. Accounts receivable-trade                     650,347                      176,780                    337,675
    3. Securities                                    200,805                      200,797                    200,803
    4. Inventories                                    46,027                       28,883                     36,190
    5. Deferred tax assets                           141,572                       83,863                     93,587
    6. Official credit deposit          Note 2            --                      782,081                         --
    7. Others                           Note 3       295,424                       13,674                      9,445
    8. Allowance for doubtful accounts              (13,380)                      (7,038)                    (5,401)
                                                   ---------                    ---------                  ---------
       Total current assets                        5,545,883      94.9          3,403,200      98.6        3,258,555       97.8
II     Fixed assets
    1. Property and equipment           Note 1        32,624       0.5             26,110       0.7           17,061        0.5
    2. Intangible assets
       (1) Consolidation goodwill                      7,187                           --                         --
       (2) Others                                    103,726                       21,089                     28,966
                                                   ---------                    ---------                  ---------
       Total intangible assets                       110,914       1.9             21,089       0.6           28,966        0.9
    3. Investment and others
       (1) Others                                    224,844                        2,290                     26,962
       (2) Allowance for doubtful                   (67,641)                           --                         --
       accounts
                                                   ---------                    ---------                  ---------
       Total investment and others                   157,203       2.7              2,290       0.1           26,962        0.8
                                                   ---------                    ---------                  ---------
       Total fixed assets                            300,741       5.1             49,490       1.4           72,990        2.2
                                                   ---------                    ---------                  ---------
       Total assets                                5,846,625     100.0          3,452,691     100.0        3,331,545      100.0
                                                   =========                    =========                  =========

                                                                                                                (Thousands of yen)

                                      Periods   Consolidated 1Q FY2005      Consolidated 1Q FY2004      Consolidated Annual FY2004
                                               (As of December 31, 2004)   (As of December 31, 2003)    (As of September 30, 2004)
                                               -------------------------   -------------------------    --------------------------
Accounts                                            Amount     Ratio         Amount         Ratio          Amount        Ratio
---------------------------------------------     ---------    -----       ---------        -----        ---------       -----
                                                                 %                            %                            %
         (Liabilities)
I    Current Liabilities
   1. Accounts payable-trade                        963,972                   255,679                       538,715
   2. Accounts payable-other                        833,245                    66,394                        41,032
   3. Income taxes payable                            2,742                        90                         1,275
   4. Consumption taxes payable                          --                        --                         3,445
   5. Accrued bonuses                                 4,636                     5,457                         7,113
   6. Allowance for settlement of
      litigation                                         --                   782,081                            --
   7. Others                          Note 3        134,313                    24,852                        12,365
                                                  ---------                 ---------                     ---------
     Total current liabilities                    1,938,911     33.2        1,134,555        32.9           603,948       18.1
                                                  ---------                 ---------                     ---------
     Total liabilities                            1,938,911     33.2        1,134,555        32.9           603,948       18.1

     (Minority Interest)
     Minority interest                               46,682      0.8               --                            --

       (Shareholders' Equity)
I    Common stock                                   997,663     17.0          566,685        16.4           566,685       17.0
II   Capital surplus                                900,391     15.4          465,101        13.5           465,101       14.0
III  Earning surplus                              1,962,976     33.6        1,286,349        37.2         1,695,810       50.9
                                                  ---------                 ---------                     ---------
     Total shareholders' equity                   3,861,031     66.0        2,318,135        67.1         2,727,596       81.9
                                                  ---------                 ---------                     ---------
     Total liability and
     shareholders' equity                         5,846,625    100.0        3,452,691       100.0         3,331,545      100.0
                                                  =========                 =========                     =========

     (2)  Consolidated statements of income

                                                                                                            (Thousands of yen)

                                 Periods   Consolidated 1Q FY2005        Consolidated 1Q FY2004      Consolidated Annual FY2004
                                            (From October 1, 2004         (From October 1, 2003        (From October 1, 2003
                                            to December 31, 2004)         to December 31, 2003)        to September 30, 2004)
                                          -------------------------    --------------------------    --------------------------
Accounts                                        Amounts       Ratio          Amounts        Ratio         Amounts         Ratio
----------------------------------------  -----------------   -----    ------------------   -----    ------------------   -----
                                                                %                             %                             %
I    Net sales                                    2,069,868   100.0               613,941   100.0             3,304,594   100.0
II   Cost of sales                                1,461,849    70.6               347,777    56.6             2,161,722    65.4
                                                  ---------                       -------                     ---------
        Gross profit                                608,018    29.4               266,164    43.4             1,142,871    34.6
III  Selling general and
     administrative expense       Note 1            383,272    18.5               169,683    27.7               626,215    19.0
                                                  ---------                       -------                     ---------
        Operating income                            224,745    10.9                96,480    15.7               516,656    15.6
IV   Non-operating income
     1. Interest                              77                             2                            68
     2. Provision for bonuses                 --                           247                           267
     3. Interest on tax refund                --                           195                           204
     4. Investment return from
        equity method                     34,363                            --                            --
     5. Others                             2,485     36,926     1.8         19        465     0.1         86        626     0.0
                                          ------                       -------                       -------
V    Non-operating
     expenses
     1. Rent expense                          --                         1,526                         1,529
     2. Litigation costs                      --                           771                         8,991
     3. Organization costs                    --                           309                            --
     4. Settlement package                 7,000                            --                            --
     5. Stock issued costs                 5,175                            --                            --
     6. Others                             2,033     14,209     0.7         --      2,606     0.4      1,196     11,717     0.3
                                          ------  ---------            -------    -------            -------  ---------
        Ordinary income                             247,462    12.0                94,339    15.4               505,565    15.3
VI   Special income
     1. Reversal of
        allowance for
        doubtful accounts                 15,110                         2,225                            69
     2. Gain on sales of                  14,215                            --                            --
        subsidiary stock
     3. Others                                --     29,326     1.4        195      2,420     0.4        584        653     0.0
                                          ------                       -------                       -------
VII  Special loss
     1. Losses on disposal
        of fixed assets           Note 2      --                            --                         4,954
     2. Bad debt loss                         --         --      --         --         --      --      3,576      8,531     0.2
                                          ------  ---------            -------    -------            -------  ---------
     Income before income taxes                     276,789    13.4                96,760    15.8               497,687    15.1
     Corporate, inhabitants                  466                            90                         1,280
     and enterprise taxes
     Income taxes-deferred                    --        466     0.0    (83,863)   (83,773)  (13.6)   (93,587)   (92,307)   (2.8)
                                          ------                       -------                       -------
     Minority stockholder income                      9,156     0.4                    --      --                    --      --
                                                  ---------                       -------                     ---------
     Net income                                     267,166    12.9               180,533    29.4               589,994    17.9
                                                  =========                       =======                     =========

     (3)  Consolidated Statements of Retained Earnings

                                                                                                               (Thousands of yen)

                                Periods         Consolidated 1Q FY2005      Consolidated 1Q FY2004     Consolidated Annual FY2004
                                               (From October 1, 2004 to    (From October 1, 2003 to     (From October 1, 2003 to
                                                  December 31, 2004)          December 31, 2003)          September 30, 2004)
                                               ------------------------    ------------------------    --------------------------
Accounts                                                 Amounts                    Amounts                     Amounts
---------------------------------------         ----------------------      ---------------------        ----------------------
(Capital Surplus)
    I  Capital surplus at the beginning
       of the period                                           465,101                    465,101                       465,101
   II  Increase in capital surplus
       1. Issued stock in increase
          capital                                              435,289
                                                -------      ---------      -------     ---------        -------      ----------
  III  Capital surplus at the end of the
       period                                                  900,391                    465,101                       465,101
                                                             ---------                  ---------                     ---------

(Earnings Surplus)
    I  Earnings surplus at the end of
       the period                                            1,695,810                  1,105,815                     1,105,815
   II  Increase in earnings surplus
       1. Net income                            267,166        267,166      180,533       180,533        589,994        589,994
                                                -------      ---------      -------     ---------        -------      ----------
  III  Earnings surplus at the end of
       the period                                            1,962,976                  1,286,349                     1,695,810
                                                             =========                  =========                     =========

     (4)  Consolidated statements of cash flows

                                                                                                                  (Thousands of yen)
                                                        ----------------------------------------------------------------------------
                                            Periods     Consolidated 1Q FY2005   Consolidated 1Q FY2004   Consolidated Annual FY2004
                                                         (From October 1, 2004   (From October 1, 2003      (From October 1, 2003
                                                         to December 31, 2004)    to December 31, 2003)     to September 30, 2004)
                                                        ----------------------   ----------------------   --------------------------
Accounts                                                        Amounts                  Amounts                   Amounts
---------------------------------------------------           ----------                ----------               ----------
I  Cash flows from operating activities
   1. Income before income taxes                                 276,789                    96,760                  497,687
   2. Depreciation and amortization                                7,507                     3,590                   16,137
   3. Amortization of consolidation goodwill                         367                        --                       --
   4. Increase (decrease) in allowance for
      doubtful  accounts                                           1,926                    (2,225)                 (28,534)
   5. Increase (decrease) in accrued bonuses                      (9,575)                   (3,661)                  (2,005)
   6. Interest and dividend                                          (77)                       (2)                     (68)
   7. Loss on disposal of fixed assets                                --                        --                    4,954
   8. Gain on sales of subsidiary stock                          (14,215)                       --                       --
   9. Investment return from equity method                       (34,363)                       --                       --
   10. Increase (decrease) in accounts
       receivable-trade                                           (2,439)                  (51,586)                (212,481)
   11. Increase (decrease) in inventories                        (10,260)                  (26,518)                 (33,825)
   12. Increase (decrease) of accounts receivable                 27,680                        --                       --
   13. Increase (decrease) of purchase liabilities               (40,635)                  120,616                  403,653
   14. Increase (decrease) of accounts payable                     8,297                        --                       --
   15. Increase (decrease) of other operating
       receivables                                                18,519                        --                       --
   16. Increase (decrease) other trade liability                  (9,953)                       --                       --
   17. Others                                                     (3,213)                   55,801                   28,616
                                                              ----------                ----------               ----------
       Subtotal                                                  216,352                   192,774                  674,133
   18. Interest and dividend received                                180                         2                       83
   19. Income taxes paid                                         (73,339)                   (1,210)                  (1,152)
                                                              ----------                ----------               ----------
        Net cash provided by operating activities                143,193                   191,566                  673,064

II Cash flows from investing activities
   1. Deposit in time deposit                                         --                        --                 (400,000)
   2. Refunds from time deposit                                       --                        --                  400,000
   3. Purchase of property and equipment                            (190)                   (8,228)                  (5,324)
   4. Proceeds from sales of property and equipment                   --                       303                      303
   5. Purchase of intangible assets                                 (898)                       --                  (22,300)
   6. Changed consolidated scope of purchase of
      subsidiary stock                                           370,550                        --                       --
   7. Purchase of subsidiary stock                                  (460)                       --                       --
   8. Sales of subsidiary stock                                   16,712                        --                       --
   9. Recoverable loan                                           250,000                        --                       --
   10. Others                                                     (2,000)                       --                       --
                                                              ----------                ----------               ----------
       Net cash provided by (used in) investing                  633,714                    (7,924)                 (27,321)
   activities

III Cash flows from financing activities
    1. Income from issued stock                                  861,955                        --                       --
                                                              ----------                ----------               ----------
       Net cash provided by financing activities                 861,955                        --                       --
                                                              ----------                ----------               ----------
IV  Exchange difference of cash and cash
    equivalents                                                      (31)                       --                       --
                                                              ----------                ----------               ----------
V   Net increase in cash and cash equivalents                  1,638,832                   183,641                  645,743
VI  Cash and cash equivalents at the beginning of              2,587,059                 1,931,315                1,931,315
    the period
VII Net increase in cash and cash equivalents due                     --                    10,000                   10,000
    to inclusion in consolidation
                                                              ----------                ----------               ----------
VIII Cash and cash equivalents at the end of
     period                                        Note 1      4,225,891                 2,124,957                2,587,059
                                                              ==========                ==========               ==========

     Significant consolidated accounting policy

                  Periods       Consolidated 1Q FY2005            Consolidated 1Q FY2004          Consolidated Annual FY2004
                                 (From October 1, 2004             (From October 1, 2003             (From October 1, 2003
Items                            to December 31, 2004)             to December 31, 2003)             to September 30, 2004)
-------------------------  ---------------------------------  --------------------------------  --------------------------------
1. Scope of                (1) All subsidiaries are           (1) All subsidiaries are          (1) All subsidiaries are
   consolidation               consolidated                       consolidated                      consolidated

                               Number of subsidiaries: 3          Number of subsidiaries: 1         Number of subsidiaries: 1
                               companies                          companies                         companies
                               Name of subsidiaries               Name of subsidiaries              Name of subsidiaries
                                 Cyber Joy, Inc.                    Cyber Joy, Inc.                   Cyber Joy, Inc.
                                 Five Any, Inc.
                                 First Charge, Inc.

                                   The Company
                                 consolidated Five Any,
                                 Inc. and First Charge,
                                 Inc. from this period,
                                 because of purchased the
                                 both companies' stock.
                                 Therefore the Company
                                 consol Charge, Inc.
-------------------------  ---------------------------------  --------------------------------  --------------------------------
2. Applicability of        (1) Number of consolidated equity
   equity method               method companies: 1 company
                               Name of company:                             --                               --
                                   GIAO Co., Ltd.
-------------------------  ---------------------------------  --------------------------------  --------------------------------
3. Accounting period of      Subsidiaries' balance sheet
  consolidated               date is the same as the                   Same as left                        Same as left
  subsidiaries               consolidated balance sheet.
-------------------------  ---------------------------------  --------------------------------  --------------------------------
4. Significant             (1) Basis and methods of           (1) Basis and methods of          (1) Basis and methods of
   accounting policies         evaluation of assets               evaluation of assets              evaluation of assets

                              a) Securities                      a) Securities                     a) Securities

                                 Other securities                   Other securities                  Other securities
                                 No market quotation                No market quotation               No market quotation
                                   The cost method based               Same as left                      Same as left
                                 on average method

                              b) Inventories                     b) Inventories                    b) Inventories


                                 Commodity                             Commodity                         Commodity
                                 The gross average                     Same as left                      Same as left
                                 method

                           (2) Depreciation and               (2) Depreciation and              (2) Depreciation and
                           amortization of fixed assets           amortization of fixed assets      amortization of fixed assets

                              a) Property and equipment             a) Property and equipment         a) Property and equipment

                                 The declining balance
                                 method:

                                 Estimated useful lives
                                 are described as below:               Same as left                      Same as left

                                 Building        15 years           b) Intangible fixed assets:       b) Intangible fixed assets:
                                 Equipment:  3 to 8 years

                              b) Intangible fixed assets:

                              Straight-line method

                                Software used for the                  Same as left                      Same as left
                              Company's operation is
                              amortized on the
                              straight-line method over the
                              estimated useful life of 5
                              years.

                           (3) Deferred assets procedure

                                Cost of issued stock                        --                               --
                                  All costs are procedure
                                when payout.

                           (4) Basis for calculation of       (4) Basis for calculation of      (4) Basis for calculation of
                           allowances                         allowances                        allowances

                              a) Accrued for bonuses             a) Accrued for bonuses            a) Accrued for bonuses

                             Allowance for doubtful accounts
                           is provided based on past
                           experience for normal receivables           Same as left                      Same as left
                           and on an estimate of the
                           collectibles of receivables from
                           companies in financial
                           difficulties.
-------------------------  ---------------------------------  --------------------------------  --------------------------------

                  Periods        Consolidated 1Q FY2005           Consolidated 1Q FY2004          Consolidated Annual FY2004
                                 (From October 1, 2004             (From October 1, 2003             (From October 1, 2003
Accounts                         to December 31, 2004)             to December 31, 2003)             to September 30, 2004)
-------------------------  ---------------------------------  --------------------------------  --------------------------------
                              b) Accrued for bounces             b) Accrued for bounces             b) Accrued for bounces

                                     Accrued bonuses are                                                Accrued bonuses are
                                    provided for the                     Same as left                 provided for the payment
                                    payment of employees'                                             of employees' bonuses
                                    bonuses based on                                                  based on estimated
                                    estimated amounts of                                              amounts of future
                                    future payments                                                   payments attributed to
                                    attributed to the                                                 the current period.
                                    current period.              c) Allowance for settlement

                                                                       The Company has
                                                                       recorded the amount
                                                                       it expects to pay
                                                                       for settlement of
                                        --                             the class action
                                                                       suit related to the                  --
                                                                       Company's US public
                                                                       offering of securities.

                                                              (5) Lease

                                                                     No cancelable lease
                                        --                           transactions are
                                                                     primarily accounted for                 --
                                                                     as operating leases
                                                                     expect that lease
                                                                     agreements which
                                                                     stipulate the transfer
                                                                     of ownership of the
                                                                     leased assets to the
                                                                     lessee are accounted
                                                                     for as financial leases.

                           (6) Others                         (6) Others                        (6) Others

                              Consolidated accounting for        Consolidated accounting for       Consolidated accounting for
                              consumption taxes.                 consumption taxes.                consumption taxes.

                                Consumption taxes are                    Same as left                      Same as left
                              excluded from transaction
                              amounts.
-------------------------  ---------------------------------  --------------------------------  --------------------------------
5. Cash and cash             Cash and cash equivalent in                 Same as left                      Same as left
    equivalents in         the statement of cash flows
    consolidated           consist of cash on hand, bank
    statements of cash     deposits which can be withdrawn
    flow                   on demand and short-term
                           investments which can easily
                           be converted to cash and subject
                           to little risk of change in value
                           and with maturity within three
                           months after acquisition of the
                           securities.
-------------------------  ---------------------------------  --------------------------------  --------------------------------

Note to Financial statements

   (For consolidated balance sheets)

--------------------------------------------------------------------------------------------------------------------------------
          Consolidated 1Q FY2005                     Consolidated 1Q FY2004                   Consolidated Annual FY2004
        (As of December 31, 2004)                   (As of December 31, 2003)                 (As of September 30, 2004)
------------------------------------------  -----------------------------------------  -----------------------------------------
Note 1 Accumulated depreciation of          Note 1 Accumulated depreciation of         Note 1 Accumulated depreciation of
  property and equipment:                   property and equipment:                    property and equipment:
                        JPY80,968 thousand                         JPY71,064 thousand                         JPY57,440 thousand
------------------------------------------  -----------------------------------------  -----------------------------------------
                                            Note 2 JPY782,081 thousand is on deposit
                                            in an escrow account pursuant to the
                    --                      settlement of the US class action                           --
                                            related to the Company's public
                                            offering of securities in the U.S.
------------------------------------------  -----------------------------------------  -----------------------------------------
Note 3 Treatment of consumption tax:        Note 3 Treatment of consumption tax:
After having been setoff, pre-paid          After having been setoff, pre-paid
consumption tax and pre-received            consumption tax and pre-received                            --
consumption tax are indicated in "Other     consumption tax are indicated in "Other
current assets".                            current assets".
--------------------------------------------------------------------------------------------------------------------------------

   (For consolidated statements of income)


                                                                                                               (Thousand of yen)
--------------------------------------------------------------------------------------------------------------------------------
         Consolidated 1Q FY2005                        Consolidated 1Q FY2004                 Consolidated Annual FY2004
        (From October 1, 2004 to                      (From October 1, 2003 to                 (From October 1, 2003 to
            December 31, 2004)                            December 31, 2003)                        September 30, 2004)
------------------------------------------ ------------------------------------------ ------------------------------------------
Note 1 Major expense item and amounts in   Note 1 Major expense item and amounts in    Note 1 Major expense item and amounts in
  selling, general and administrative        selling, general and administrative         selling, general and administrative
  expense is described as below:             expense is described as below:              expense is described as below:

                Salary expense     87,014                Salary expense       42,517                   Salary expense   161,864
       Directors' remuneration     14,308       Directors' remuneration       25,041                 Sales commission   107,592
              Sales commission     78,197              Sales commission       25,618                  Commission paid    78,575
               Commission paid     57,343               Commission paid       23,562          Directors' remuneration    57,620
     Transfer to allowance for                Transfer to allowance for                     Transfer to allowance for
                      bad debt     27,307                      bad debt        5,457                         bad debt    30,073
------------------------------------------ ------------------------------------------ ------------------------------------------
                --                                         --                          Note 2 Loss on retirement of fixed
                                                                                           assets is as follows

                                                                                                   Equipment   4,954
                                                                                                               -----
                                                                                                  Total        4,954
--------------------------------------------------------------------------------------------------------------------------------

   (For consolidated statements of cash flows)

                                                                                                               (Thousand of yen)
--------------------------------------------------------------------------------------------------------------------------------
         Consolidated 1Q FY2005                        Consolidated 1Q FY2004                 Consolidated Annual FY2004
        (From October 1, 2004 to                      (From October 1, 2003 to                 (From October 1, 2003 to
            December 31, 2004)                            December 31, 2003)                        September 30, 2004)
------------------------------------------ ------------------------------------------ ------------------------------------------
Note 1 The following is the relation       Note 1 The following is the relation        Note 1 The following is the relation
  between cash and cash equivalents at the   between cash and cash equivalents at        between cash and cash equivalents at
  current period and the items listed in     the current period and the items            the current period and the items
  consolidated balance sheets.               listed in consolidated balance sheets.      listed in consolidated balance sheets.

                 (As of December 31, 2004)                  (As of December 31, 2003)                 (As of September 30, 2004)

     Cash on hand in banks      4,225,086      Cash on hand in banks      2,124,159       Cash on hand in banks        2,586,255
     Time deposits with                        Time deposits with                         Time deposits with
     maturity more than                        maturity more than                         maturity more than
     3 months                    (200,000)     3 months                    (200,000)      3 months                      (200,000)
     Securities                   200,805      Securities                   200,797       Securities                     200,803
------------------------------------------ ------------------------------------------ ------------------------------------------
     Cash and cash equivalents  4,225,891      Cash and cash equivalents  2,124,957       Cash and cash equivalents    2,587,059
========================================== ========================================== ==========================================

--------------------------------------------------------------------------------------------------------------------------------


   (For lease transaction)

--------------------------------------------------------------------------------------------------------------------------------
          Consolidated 1Q FY2005                Consolidated 1Q FY2004                      Consolidated Annual FY2004
         (From October 1, 2004 to              (From October 1, 2003 to                      (From October 1, 2003 to
             December 31, 2004)                   December 31, 2003)                             September 30, 2004)
------------------------------------------- ----------------------------------------- -----------------------------------------
                    --                      There are no significant transactions                       --
                                            to be disclosed
-------------------------------------------------------------------------------------------------------------------------------

   (For securities)

       Carrying value of major securities whose fair value is not available.


                                                                                                              (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
                                            Consolidated 1Q FY2005        Consolidated 1Q FY2004     Consolidated Annual FY2004
             Categories                    (As of December 31, 2004)     (As of December 31, 2003)    (As of September 30, 2004)
------------------------------------------ -------------------------     -------------------------    --------------------------
Other securities
   Free Financial Funds                              200,805                       200,797                     200,803
--------------------------------------------------------------------------------------------------------------------------------


   (For derivative transaction)

    Consolidated 1Q FY2005 (From October 1, 2004 to December 31, 2004)

     The Company does not engage in derivative transactions and, therefore, this item is not applicable.

    Consolidated 1Q FY2004 (From October 1, 2003 to December 31, 2003)

     The Company does not engage in derivative transactions and, therefore, this item is not applicable.

   Consolidated Annual FY2005 (From October 1, 2003 to September 30, 2004)

     The Company does not engage in derivative transactions and, therefore, this item is not applicable.

   (Segment information)
     (Segment information in class of business)
   Consolidated 1Q FY2005 (From October 1, 2004 to December 31, 2004)

                                                                                                                (Thousand of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Eliminated
                                 Server        Commodity        Media                                   or whole
                                business         sales        business         Other         Total       company     Consolidated
                                --------       ---------      --------         -----       ---------   -----------   ------------
Net Sales:
 (1) Sales to third parties      252,297        743,969       1,073,489          110       2,069,868        --         2,069,868
 (2) Inter-group sales             --             --             --              --            --           --            --
                                 -------        -------        --------         ----       ---------     -------       ---------
           Total                 252,297        743,969       1,073,489          110       2,069,868        --         2,069,868
                                 -------        -------        --------         ----       ---------     -------       ---------
Operation expenses                84,849        751,990         976,030          663       1,813,533      31,588       1,845,122
                                 -------        -------        --------         ----       ---------     -------       ---------
Operating income (Loss)          167,448         (8,021)         97,459         (552)        256,334     (31,588)        224,745
---------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Classification of business segments

          The businesses segments are classified in consideration by similarity of series and market of goods.

       2. Main product of each business segment


-------------------------------------------------------------------------------------------
   Business segment                       Main products / service
   ----------------                       -----------------------
   Server business      (Rental server (Core service DESKWING)
  Commodity business    PC hardware, peripheral equipment, planning of and sales of software
    Media business      Sales of internet advertisement space
        Others          Creating web site and consulting
------------------------------------------------------------------------------------------

       3. Operating expense in "Eliminated or whole company"
          (JPY31,588 thousand) represent the un-allocable expenses incurred in the Company's administration department.

   Consolidated 1Q FY2004 (From October 1, 2003 to December 31, 2003)

     (Thousands of yen)

                                                                                                                (Thousand of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Eliminated
                                 Server        Commodity       Media                                    or whole
                                business         sales        business        Other         Total        company     Consolidated
                                --------       ---------      --------        -----        -------     ----------    ------------
Net Sales:
 (1) Sales to third parties      289,267        196,715       125,651         2,307        613,941         --         613,941
 (2) Inter-group sales             --             --             --            --            --            --            --
           Total                 289,267        196,715       125,651         2,307        613,941         --         613,941
                                 -------         ------        ------         -----        -------      -------       -------
Operation expenses               131,510        199,887       129,825           111        461,334       56,125       517,460
                                 -------         ------        ------         -----        -------      -------       -------
Operating income (Loss)          157,757         (3,171)       (4,174)        2,195        152,606      (56,125)       96,480
---------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Classification of business segments

          The businesses segments are classified in consideration by similarity of series and market of goods.

       2. Main product of each business segment

--------------------------------------------------------------------------------------------
   Business segment                        Main products / service
   ----------------                        -----------------------
   Server business      (Rental server (Core service DESKWING)
  Commodity business    PC hardware, peripheral equipment, planning of and sales of software
    Media business      Sales of internet advertisement space
        Others          Creating web site and consulting
--------------------------------------------------------------------------------------------


       3. Operating expense in "Eliminated or whole company" (JPY56,125 thousand) represent the un-allocable expenses incurred in the Company's administration department.

  Consolidated Annual FY2004 (From October 1, 2003 to September 30, 2004)

                                    Server        Commodity       Media         Other       Total     Eliminated or   Consolidated
                                   business         sales        business                             whole company
------------------------------- --------------- -------------- ------------- ------------ ----------- --------------- -----------
Net Sales:
  (1) Sales to third parties      1,106,592       1,659,405      483,995        54,600    3,304,594         --        3,304,594
    (2) Inter-group sales             --             --             --           --           --            --            --
------------------------------- --------------- -------------- ------------- ------------ ----------- --------------- -----------
            Total                 1,106,592       1,659,405      483,995        54,600    3,304,594         --        3,304,594
------------------------------- --------------- -------------- ------------- ------------ ----------- --------------- -----------
Operation expenses                  403,158       1,586,123      462,431       158,831    2,610,545       177,392     2,787,938
------------------------------- --------------- -------------- ------------- ------------ ----------- --------------- -----------
Operating income (Loss)             703,434          73,281       21,564      (104,231)     694,048      (177,392)      516,656
------------------------------- --------------- -------------- ------------- ------------ ----------- --------------- -----------

(Note) 1. Classification of business segments
          The businesses segments are classified in consideration by similarity of series and market of goods.
       2. Main product of each business segment

   Business segment                           Main products / service
----------------------- ---------------------------------------------------------------------
   Server business      (Rental server (Core service DESKWING)
----------------------- ---------------------------------------------------------------------
  Commodity business    PC hardware, peripheral equipment, planning of and sales of software
----------------------- ---------------------------------------------------------------------
    Media business      Sales of internet advertisement space
----------------------- ---------------------------------------------------------------------
        Others          Creating web site and consulting
----------------------- ---------------------------------------------------------------------

       3. Operating expense in "Eliminated or whole company" (JPY177,392 thousand) represent the un-allocable expenses incurred in the Company's administration department.

     (Geographical segment information)
      Geographical segment information in consolidated 1Q FY2005 (From
     October 1, 2004 to December 31, 2004) is not stated because the Company has no overseas subsidiaries or brunches.

      Geographical segment information in consolidated 1Q FY2004 (From
     October 1, 2003 to December 31, 2003) is not stated because the Company has no overseas subsidiaries or brunches.

      Geographical segment information in consolidated Annual FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas subsidiaries or brunches.

     (Oversea net sales)
      Overseas net sales in consolidated 1Q FY2005 (From October 1, 2004 to December 31, 2004) is not stated because the Company has no overseas sales.

      Overseas net sales in consolidated 1Q FY2004 (From October 1, 2003 to December 31, 2003) is not stated because the Company has no overseas sales.

      Overseas net sales in consolidated Annual FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas sales.

   (Amounts per share)

         Consolidated 1Q FY2005                     Consolidated 1Q FY2004                 Consolidated Annual FY2004
  (From October 1, 2004 to December 31,     (From October 1, 2003 to December 31,    (From October 1, 2003 to September 30,
                  2004)                                     2003)                                     2004)
---------------------------------------    ---------------------------------------   --------------------------------------
Net assets per share      JPY347,778.05    Net assets per share      JPY336,257.40   Net assets per share     JPY265,640.53
Net income per share      JPY25,190.14     Net income per share       JPY17,582.14   Net income per share      JPY57,459.55
Net income per adjusted share-diluted
JPY23,933.22
                                             Net income per share-diluted is not       Net income per share-diluted is not
                                           stated because there is no premium on     stated because there is no premium on
                                           issuing stock subscription rights.        issuing stock subscription rights.

 (Note) 1. Net income per share is calculated based on average number of shares outstanding during the period.

        2. Net income per share - basic for 1Q FY04 is calculated based on the following figures.

                                        Consolidated 1Q FY2005        Consolidated 1Q FY2004     Consolidated Annual FY2004
                                        (From October 1, 2004         (From October 1, 2003         (From October 1, 2003
                                        to December 31, 2004)         to December 31, 2003)         to September 30, 2004)
------------------------------------ -------------------------     -------------------------     --------------------------
Net income        (Thousands of yen)                  267,166                       180,533                       589,994
------------------------------------ -------------------------     -------------------------     -------------------------
Amount not attributable to common
shareholders      (Thousands of yen)                       --                            --                            --
------------------------------------ -------------------------     -------------------------     -------------------------
Net income attributable to common                     267,166                       180,533                       589,994
stock            (Thousands of yen)
------------------------------------ -------------------------     -------------------------     -------------------------
Average number of shares
outstanding during the                                 10,606                        10,268                        10,268
period               (Share)
------------------------------------ -------------------------     -------------------------     -------------------------
Net income per adjusted
share-diluted
------------------------------------ -------------------------     -------------------------     -------------------------
Increased common stock   (Share)                          557                            --                            --
------------------------------------ -------------------------     -------------------------     -------------------------
(Warrant)                                                 557                            --                            --
------------------------------------ -------------------------     -------------------------     -------------------------
  Information of diluted shares,                                   (Unsecured bonds with         (Unsecured bonds with
which is not included in                                           subscription rights)          subscription rights)
calculation of quarterly net                                       The 3rd unsecured bonds       The 3rd unsecured bonds
income per share for the current                                   (with stock warrants)         (with stock warrants)
period due to no dilutive effect.                                  (Issued on September          (Issued on September
                                                                   27, 1999)                     27, 1999)
                                             --------
                                                                   Amounts paid:                 Amounts paid:
                                                                      JPY1,687,500 thousand         JPY1,687,500 thousand
                                                                   Issue price:                  Issue price:
                                                                   JPY1,033,520.30               JPY1,033,520.30
                                                                     Amount to be credited         Amount to be credited
                                                                   to common stock account       to common stock account
                                                                   per share:                    per share:
                                                                   JPY516,761                    JPY516,761

   (Significant subsequent event)

Consolidated 1Q FY2005 (From October 1, 2004 to December 31, 2004)

      Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.

     Outline for used the right

      Shares, capital and capital reserve have been increased on January 26, 2005 by used the right of the 3rd unsecured bonds as follows:

                        Number of shares:   798 shares
                        Capital:            JPY412,375 thousand
                        Capital reserve:    JPY416,498 thousand

      From above results, the number of shares outstanding is 11,900 shares, amount of capital is JPY1,410,038 thousand, the amount of capital reserve is JPY1,316,890 thousand, and there is no outstanding warrants, as of the filling date.

   Consolidated 1Q FY2004 (From October 1, 2003 to December 31, 2003)
      Not applicable

   Consolidated Annual FY2004 (From October 1, 2003 to September 30, 2004)

    1. Information of newly consolidated companies
            The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

     (1) Reasons for purchasing shares
            The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.

            The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

     (2) Corporate profiles
           1) Company name: Five Any, Inc.
           2) Representative: Tomoya Hirota
           3) Registration date: October 2000
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: a) Delivering mobile advertising business
                             b) Sales of mobile adverting space business
                             c) Mobile marketing research business
           6) Year-end: March 31
           7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY1,041 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market the Company's media business
                To belong Hikari Tsushin Group
           11) Financial information:
                (Millions of yen)

                  Periods                 FY2003                                 FY2004
Accounts                   (From April 1, 2002 to March 31, 2003) (From April 1, 2003 to March 31, 2004)
========================== ====================================== ======================================
Total assets                                               1,792                                  1,892
-------------------------- -------------------------------------- --------------------------------------
Net sales                                                  4,106                                  7,110
-------------------------- -------------------------------------- --------------------------------------
Ordinary income                                              283                                     18
-------------------------- -------------------------------------- --------------------------------------
Net income (Loss)                                            320                                   (73)
-------------------------- -------------------------------------- --------------------------------------

           1) Company name: First Charge, Inc.
           2) Representative: Toshinori Yoshioka
           3) Registration date: July 2001
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: Treating and consulting internet advertisement space
           6) Year-end: March 31
           7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY10 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market with the Company's media business
                       To belong Hikari Tsushin Group
           11) Financial information:

                                                               (Millions of yen)

                  Periods                 FY2003                                 FY2004
Accounts                   (From April 1, 2002 to March 31, 2003) (From April 1, 2003 to March 31, 2004)
========================== ====================================== ======================================
Total assets                                                 852                                  1,729
-------------------------- -------------------------------------- --------------------------------------
Net sales                                                    675                                  1,891
-------------------------- -------------------------------------- --------------------------------------
Ordinary income                                              374                                    904
-------------------------- -------------------------------------- --------------------------------------
Net income                                                   201                                    505
-------------------------- -------------------------------------- --------------------------------------


     (3) Outline of purchasing shares
      1) Five Any, Inc.
           a) Number of overtaking shares: 19,788 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

      2) First Charge, Inc.
           a) Number of overtaking shares: 190 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

     (4) Planning date for purchasing the Company's shares
       1) Five Any, Inc.: Before the end of the year
       2) First Charge, Inc.: Before the end of the year

     (5) Impact to future performance business
        Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

2. Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.
   Outline for used the right
     a) Shares, capital and capital reserve have been increased on November 17, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 36 shares
                           Capital: JPY18,603 thousands
                           Capital reserve: JPY18,603 thousands

     b) Shares, capital and capital reserve have been increased on November 24, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 798 shares
                           Capital: JPY412,375 thousands
                           Capital reserve: JPY416,500 thousands

    From above results, the filling date of the number of shares outstanding is 11,102 shares, amount of capital is JPY997,663 thousands and the amount of capital reserve is JPY900,391 thousands.
   Outstanding amounts of subscription rights are JPY4,125 thousands.

   (2) Others
     Not applicable

                              [English Translation]
[Note: This English translation of the "Result of Business Operations for Non-consolidated 1st Quarter Ended December 31, 2004 of the Fiscal Year Ending September 30, 2005" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

                                                               February 15, 2005

                  Non-consolidated 1Q FY2005 Financial Results

                                  Company Name: Crayfish Co.,Ltd. (Mothers 4747)
                        Representative Director and President: Masaaki Shimamura
                                Corporate Headquarters: 5-F Hikari Center Bldg.,
                                           1-16-15 Minami-Ikebukuro, Toshima-ku,
                                                                    Tokyo  Japan
          Contact Person: Principal of Administration department: Fumiya Hoshino
                                                             Tel: 81-3-5954-7555

1. Non-consolidated Financial Results

(1) Non-consolidated Financial Results for consolidated 1Q of fiscal year ending September 30, 2005 (October 1, 2004 to December 31, 2004)

                                        1Q FY2004               1Q FY2005           Ratio        Annual FY2004
       -------------------------- ----------------------- ----------------------- ---------- ----------------------
                                         Millions of yen         Millions of yen          %        Millions of yen
               Net sales                            611                   1,013       65.7                  3,293
       -------------------------- ----------------------- ----------------------- ---------- ----------------------
           Operating income                         102                      71     (30.4)                    517
       -------------------------- ----------------------- ----------------------- ---------- ----------------------
            Ordinary income                         101                      59     (40.9)                    507
       -------------------------- ----------------------- ----------------------- ---------- ----------------------
              Net income                            187                      59     (68.3)                    591
       ========================== ======================= ======================= ========== ======================
             Total assets                         3,455                   5,032       45.6                  3,332
       -------------------------- ----------------------- ----------------------- ---------- ----------------------
       Total shareholders' equity                 2,324                   3,655       57.2                  2,729
       -------------------------- ----------------------- ----------------------- ---------- ----------------------

(2) Segment information

                                        1Q FY2004        1Q FY2005                Ratio        Annual FY2004
       ------------------------------------------------------------------------------------------------------------
                                     Amount      Ratio       Amount       Ratio               Amount       Ratio
       ------------------------------------------------------------------------------------------------------------
                                   Millions of yen    %   Millions of yen     %      % Millions of yen          %
            Server business                289     47.3             252    24.9   (12.9)           1,106     33.6
       ------------------------------------------------------------------------------------------------------------
       Commodity sales business            196     32.2             743    73.4    278.2           1,659     50.3
       ------------------------------------------------------------------------------------------------------------
            Media business                 123     20.1              16     1.6   (86.4)             473     14.4
       ------------------------------------------------------------------------------------------------------------
                Others                       2      0.4               0     0.0   (95.2)              54      1.7
       ------------------------------------------------------------------------------------------------------------
                 Total                     611    100.0           1,013   100.0     65.7           3,293    100.0
       ------------------------------------------------------------------------------------------------------------

 (Note) 1. Amounts in those financial statements are rounded down to the nearest unit.
        2. Non-consolidated financial statements for 1Q of FY2004 were reviewed by certified accountants, Sanyu & Co., and non-consolidated financial statements for 1Q of FY2005 are reviewed by certified accountants, AZSA & Co., pursuant to Tokyo Stock Exchange's "Regulation of
        Standards Concerning Disclosures of Issuer's Information of its
        Listed Shares: Standards for Expression of Opinion on Quarterly Financial Statements."

   2. Business overview (From October 1, 2004 to December 31, 2004)

     (1) Overview of operating results
        In non-consolidated 1Q FY2005 (October 1, 2004 to December 31, 2004, the "Current Period"), the domestic economy faces delaying inventory adjustment that depressed producing goods. However, domestic companies actively invest plants and equipment, and also personal consumption improves because of increasing employment situation. Therefore the economy gradually improves.

        The Company and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and optical fiber, helping the Internet industry to continuously and steadily develop. It is expected that prices will remain low due to increasingly fierce competition in the hosting and server industry.

        Under this economic condition, the Company increases the number of directors and revamps board directors in order to aim to strengthen corporate governance. Overall operating results of each business are as follows.
        In the server business, the Company has tried to control DESKWING subscriber cancellations by provided long term discount plan, and then increase customer satisfaction. In spite of its efforts to acquire new subscribers, total subscribers decreased to 6,209 at the end of the Current Period (6,457 as of September 30, 2004). As a result, net sales of its server business was JPY252 million (down 12.8%). In the server business, the Company will focus on increasing customer satisfaction in order to stabilizing profit.
        In the commodity sales business, the Company has been emphasizing on effective marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software and hardware. The Company sells these products to Hikari Tsushin, Inc. affiliates, who then turn into sell the products to the customers by using SME sales channel. Net sales from its commodity business in the Current Period was JPY743 million (Rise of 278.2%). The Company will crease sales of hardware business during the fiscal year ending September 30, 2005.
        In the media business, the Company tried to create own media on the internet. As a result, net sales from its media business in the Current Period was JPY16 million (down 86.4%).
        Accordingly, net sales of the Current Period was 1,013 (up 65.7%), operating income of JPY71 million (down 30.4%), ordinary income of JPY59 million (down 40.9%), and net income JPY59 million (down 68.3%).

   3. Business Outlook for FY2005 (From October 1, 2004 to September 30, 2005)

        The Company will continue to organize the implemented management package, and aim to increase profit from its businesses.
        In the server business, the Company will focus on increasing customer satisfaction in order to stabilizing profit.
        In the media business, the Company will focus on increase the number of exclusive media in order to increase profit.
        In the commodity business, the Company will aim to offer a variety of software to its customers.
        From above estimations, the non-consolidated earning forecasts for first 6 months of FY2005 show net sales of JPY1,450 million, ordinary income JPY130 million, net income JPY210 million, while non-consolidated annual earning forecasts for FY2005 show net sales of JPY2,880 million, ordinary income of JPY230 million and net income of JPY310 million.

        Non-consolidated earning forecasts for FY2005 (From October 1, 2004 to September 30, 2005)

                                        Net sales                     Ordinary income                   Net income
---------------------------- -------------------------------- -------------------------------- -----------------------------
                                             Millions of yen                  Millions of yen               Millions of yen
Interim                                           1,450                              130                           210
Annual                                            2,880                              230                           310
---------------------------- -------------------------------- -------------------------------- -----------------------------


(Note) Earning forecasts are based upon information currently available to us. Earning forecasts involve a number of risks and uncertainties and our actual results could materially differ from earning forecasts discussed in this result of business operations. Investors should not make investment decision based upon these earning forecast.

4. Quarterly Financial Statements
   (1) Quarterly Balance Sheets
                                                              (Thousands of yen)

                                                       1Q FY2005                  1Q FY2004              Annual FY2004
                                    Periods    (As of December 31, 2004)   (As of December 31, 2003) (As of September 30, 2004)
                                            ------------------------------ ------------------------ ---------------------------
  Accounts                                        Amount           Ratio       Amount        Ratio       Amounts       Ratio
------------------------------------------- ------------------- ---------- ---------------- ------- ---------------- ----------
                                                                        %                                         %
                    (Assets)
I       Current assets
      1. Cash on hand in banks                       3,564,100                   2,114,406               2,577,180
      2. Accounts receivable-trade                     328,840                     178,828                 337,558
      3. Securities                                    200,805                     200,797                 200,803
      4. Inventories                                    46,027                      28,883                  36,190
      5. Deferred tax assets                            93,587                      83,863                  93,587
      6. Accounts receivable-others                      2,599                       3,161                   4,211
      7. Official credit deposit        N2                  --                     782,081                      --
      8. Others                                         36,648                      10,622                   5,159
      9. Allowance of doubtful                         (5,766)                     (7,038)                 (5,401)
         accounts
                                            -------------------            ----------------         ----------------
         Total current assets                        4,266,842       84.8        3,395,605    98.3       3,249,289      97.5
II      Fixed assets
      1. Property and equipment         N1              15,450        0.3           26,110     0.7          17,061       0.5
      2. Intangible assets                              27,190        0.5           21,089     0.6          28,966       0.9
      3. Investments and others
        (1) Share of affiliated                        720,553                          --                      --
        companies
        (2) Others                                      51,635                      12,290                  36,962
        (3) Allowance of doubtful                     (49,344)                          --                      --
        accounts
                                            -------------------            ----------------         ----------------
         Total investments and others                  722,843       14.4           12,290     0.4          36,962       1.1
                                            -------------------            ----------------         ----------------
         Total fixed assets                            765,484       15.2           59,490     1.7          82,990       2.5
                                            -------------------            ----------------         ----------------
         Total assets                                5,032,327      100.0        3,455,095   100.0       3,332,279     100.0
                                            ===================            ================         ================

                                                              (Thousands of yen)

                                                        1Q FY2005                 1Q FY2004              Annual FY2004
                                      Periods   (As of December 31, 2004)  (As of December 31, 2003) (As of September 30, 2004)
                                               --------------------------- ------------------------- --------------------------
  Accounts                                         Amount         Ratio        Amount        Ratio       Amount         Ratio
---------------------------------------------- ---------------- ---------- ----------------  ------- ---------------- ---------
                                                                        %                        %                         %
                  (Liabilities)
I       Current liabilities
      1. Accounts payable-trade                        555,683                     255,679                 538,715
      2. Accounts payable-others                       766,218                      64,883                  41,032
      3. Income taxes payable                              302                          72                   1,205
      4. Allowance for accured bonus                     3,130                       4,849                   7,025
      5. Allowance for settlement                           --                     782,081                      --
         litigation
      6. Others                           N3            51,964                      22,600                  14,989
                                               ----------------            ----------------         ----------------
        Total current liabilities                    1,377,299       27.4        1,130,166    32.7         602,968      18.1
                                               ----------------            ----------------         ----------------
        Total liabilities                            1,377,299       27.4        1,130,166    32.7         602,968      18.1
                                               ----------------            ----------------         ----------------
              (Shareholders' Equity)
I       Common stock                                   997,663       19.8          566,685    16.4         566,685      17.0
II      Capital surplus
      1. Additional paid-in capital                    900,391                     465,101                 465,101
                                               ----------------            ----------------         ----------------
        Total capital surplus                          900,391       17.9          465,101    13.5         465,101      14.0
III     Earnings surplus
      1. Retained earnings                           1,756,972                   1,293,143               1,697,524
                                               ----------------            ----------------         ----------------
        Total earnings surplus                       1,756,972       34.9        1,293,143    37.4       1,697,524      50.9
                                               ----------------            ----------------         ----------------
        Total shareholders' equity                   3,655,027       72.6        2,324,929    67.3       2,729,311      81.9
                                               ----------------            ----------------         ----------------
        Total liabilities and                        5,032,327      100.0        3,455,095   100.0       3,332,279     100.0
        shareholders' equity
                                               ================            ================         ================

(2) Quarterly Statements of Income

                                                              (Thousands of yen)

                                                              1Q FY2005                1Q FY2004             Annual FY2004
                                                        (From October 1, 2004    (From October 1, 2003   (From October 1, 2003
                                              Periods   to December 31, 2004)    to December 31, 2003)   to September 30, 2004)
                                                       ------------------------- ----------------------- -----------------------
  Accounts                                                 Amounts      Ratio        Amounts     Ratio      Amounts      Ratio
------------------------------------------------------ -------------- ---------- -------------- -------- -------------- --------
                                                                              %                       %                       %
I        Net Sales                                         1,013,144      100.0        611,439    100.0     3,293,824     100.0
II       Cost of Sales                             N1        819,879       80.9        347,777     56.9     2,151,499      65.3
                                                       --------------            --------------          --------------
            Gross profit                                     193,264       19.1        263,662     43.1     1,142,325      34.7
III     Selling, General and Administrative        N1        121,638       12.0        160,714     26.3       624,334      19.0
         Expense                                       --------------            --------------          --------------
            Operating income                                  71,626        7.1        102,948     16.8       517,991      15.7
IV       Non-operating Income                      N2          2,291        0.2            465      0.1           626       0.0
V        Non-operating Expense                     N3         14,167        1.4          2,297      0.4        11,408       0.3
                                                       --------------            --------------          --------------
            Ordinary income                                   59,750        5.9        101,116     16.5       507,209      15.4
VI       Special Gain                              N4             --         --          2,420      0.4           653       0.0
VII      Special Loss                              N5             --         --             --       --         8,531       0.2
                                                       --------------            --------------          --------------
           Income before income taxes                         59,750        5.9        103,536     16.9       499,331      15.2
           Corporate, inhabitants and enterprise                 302        0.0             72      0.0         1,210       0.0
           taxes
           Income taxes-deferred                                  --         --       (83,863)   (13.7)      (93,587)     (2.8)
                                                       --------------            --------------          --------------
           Net income                                         59,448        5.9        187,327     30.6       591,708      18.0
           Retained earnings at the beginning of           1,697,524                 1,105,815              1,105,815
           the period
                                                       --------------            --------------          --------------
           Retained earnings at the end of the             1,756,972                 1,293,143              1,697,524
           period
                                                       ==============            ==============          ==============

       Significant accounting policy

                  Period                1Q FY2005                         1Q FY2004                       Annual FY2004
                                  (From October 1, 2004             (From October 1, 2003             (From October 1, 2003
  Items                            to December 31, 2004)             to December 31, 2003)             to September 30, 2004)
--------------------------- ---------------------------------- --------------------------------- ---------------------------------
1. Basis and methods of     (1) Securities                     (1) Securities                    (1) Securities
   valuation of assets
                               Subsidiary shares                  Subsidiary shares                 Subsidiary shares
                                   Cost method based on                  Same as left                      Same as left
                                average method.
                               Other securities                   Other securities                  Other securities
                                 No market quotation                No market quotation             No market quotation
                                   Cost method based on                  Same as left                      Same as left
                                 average method.

                            (2) Inventory                      (2) Inventory                     (2)Inventory

                               Product                            Product                           Product
                                 Cost method based on                    Same as left                      Same as left
                               average method.
--------------------------- ---------------------------------- --------------------------------- ---------------------------------
2. Depreciation and         (1) Property and equipment         (1) Property and equipment        (1) Property and equipment
   amortization of fixed
   assets.
                                Declining balance method:                Same as left                     Same as left

                                  The estimated useful lives
                                are described as follows:      (2) Intangible assets             (2) Intangible assets

                                Building:        15 years                Same as left                     Same as left
                                Property and equipment: 3 to 8
                                years
                            (2) Intangible assets

                                Straight-line method:
                                 Software used for the
                                Company's operation is
                                amortized on the
                                straight-line method over the
                                estimated useful life of 5
                                years.

                            (3)   Deferred assets procedure

                                Cost of issued stock
                                 All costs are procedure
                                when payout.                               --------                         --------
--------------------------- ---------------------------------- --------------------------------- ---------------------------------
3. Basis for calculation    (1) Allowance for doubtful         (1) Allowance for doubtful        (1) Allowance for doubtful
   of allowance
                               Allowance for doubtful
                              accounts is provided based on
                              past experience for normal
                              receivables and on an estimate             Same as left                      Same as left
                              of the collectibles of
                              receivables and on an estimate
                              of the collectibles of
                              receivables from companies in
                              financial difficulties.          (2) Accrued bonuses               (2) Accrued bonuses

                            (2) Accrued bonuses                                                     Accrued bonuses are provided
                                                                         same as left              for the payment of employees'
                               Accrued bonus is provided for                                       bonuses based on estimated
                              the payment of employees'                                            amounts of future payments
                              bonus based on estimated                                             attributed to the current
                              amounts of future payments       (3) Allowance for settlement        period.
                              attributed to the current
                              period.                             The Company has recorded the
                                                                 amount it expects to pay for
                                         --------                settlement of the class                     --------
                                                                 action related to the
                                                                 Company's US public offering
                                                                 of securities.
--------------------------- ---------------------------------- --------------------------------- ---------------------------------

4. Lease                                                          Noncancelable lease
                                                               transactions are primarily
                                                               accounted for as operating
                                         --------              leases except that lease                      --------
                                                               agreements which stipulate the
                                                               transfer of ownership of the
                                                               leased assets to the lessee are
                                                               accounted for as finance leases.
--------------------------- ---------------------------------- --------------------------------- ---------------------------------
5. Others                    Accounting for consumption taxes  Accounting for consumption taxes  Accounting for consumption taxes
                               Consumption taxes are                     Same as left                      Same as left
                            excluded from transaction
                            amounts.
--------------------------- ---------------------------------- --------------------------------- ---------------------------------

Change in presentation of financial statements

                           1Q FY2005                                                        1Q FY2004
           (From October 1, 2004 to December 31, 2004)                      (From October 1, 2003 to December 31, 2003)
----------------------------------------------------------------- ---------------------------------------------------------------
(Balance sheet)                                                                              --------
  "Share of affiliated companies" was included in "Investment and others" in previous fiscal year, however the importance of its accounts rise by acquisition of new subsidiary shares, and its account becomes lager than 5/100 of the total assets.
Therefore disclosed its account from the current fiscal year.
Previous 1Q fiscal year of share of affiliated companies was
JPY1,000 thousand.
----------------------------------------------------------------- ---------------------------------------------------------------

Notes to financial statements
   (For balance sheet)

                 1Q FY2005                                 1Q FY2004                              Annual FY2004
        (As of December 31, 2004)                  (As of December 31, 2003)               (As of September 30, 2004)
------------------------------------------- ---------------------------------------- ----------------------------------------
N1 Accumulated depreciation of property     N1 Accumulated depreciation of property  N1 Accumulated depreciation of property
                        JPY59,241 thousand                       JPY71,064 thousand                       JPY57,440 thousand
------------------------------------------- ---------------------------------------- ----------------------------------------
                 --------                   N2 JPY782,081 thousand is on deposit                    --------
                                               in an escrow account pursuant to
                                               the settlement of the US class
                                               action related to the Company's
                                               public offering of securities.
------------------------------------------- ---------------------------------------- ----------------------------------------
N3 Treatment of consumption tax             N3 Treatment of consumption tax                         --------
   After having been setoff, pre-paid
  consumption tax and pre-received                       Same as left
  consumption tax are indicated in "Other
  current liabilities".
------------------------------------------- ---------------------------------------- ----------------------------------------

    (For statement of income)
                                                              (Thousands of yen)

                1Q FY2005                                  1Q FY2004                              Annual FY2004
(From October 1, 2004 to December 31, 2004) (From October 1, 2003 to December 31, 2003) (From October 1, 2003 to September 30, 2004)
------------------------------------------- ------------------------------------------- --------------------------------------------
N1 Depreciation                             N1 Depreciation                             N1 Depreciation
     Property and equipment          1,800       Property and                                Property and
     Intangible fixed                       equipment                         2,224     equipment                         9,556
assets                               2,080       Intangible fixed                            Intangible fixed
                                            assets                            1,365     assets                            6,580
---------------------------- -------------- --------------------------- --------------- --------------------------- ------------
N2 Major components of                                     --------                                    --------
non-operating income
     Consulting fee                  2,064
---------------------------- -------------- --------------------------- --------------- --------------------------- ------------
N3 Major components of                      N3 Major components of                      N3 Major components of
non-operating expense                       non-operating expense                       non-operating expense
     Settlement fee                  7,000       Rent fee                     1,526          Litigation expense           8,991
     Issued share                    5,175
---------------------------- -------------- --------------------------- --------------- --------------------------- ------------
                --------                    N4 Major components of                                     --------
                                              special gain
                                                Reversal of allowance
                                                for doubtful accounts         2,225
---------------------------- -------------- --------------------------- --------------- --------------------------- ------------
                --------                                   --------                     N5 Special loss
                                                                                             Disposal loss of
                                                                                           fixed assets                   4,954
---------------------------- -------------- --------------------------- --------------- --------------------------- ------------

    (For lease transaction)

                1Q FY2005                                  1Q FY2004                              Annual FY2004
(From October 1, 2004 to December 31, 2004) (From October 1, 2003 to December 31, 2003) (From October 1, 2003 to September 30, 2004)
------------------------------------------- ------------------------------------------- --------------------------------------------
                 ----------                   There are no significant                                -----------
                                            transactions to be disclosed
------------------------------------------- ------------------------------------------- ----------------------------------------

   (Significant subsequent event)

1Q FY2005 (From October 1, 2004 to December 31, 2004)

   Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.
     Outline for used the right
        Shares, capital and capital reserve have been increased on January 26, 2005 by used the right of the 3rd unsecured bonds as follows:
                        Number of shares:  798 shares
                        Capital:           JPY412,375 thousand
                        Capital reserve:   JPY416,498 thousand


          From above results, the number of shares outstanding is 11,900 shares, amount of capital is JPY1,410,038 thousand, the amount of capital reserve is JPY1,316,890 thousands, and there is no outstanding warrants, as of the filling date.

   1Q FY2004 (From October 1, 2003 to December 31, 2003)
       Not applicable

   Annual FY2004 (From October 1, 2003 to September 30, 2004)
    1. Information of newly consolidated companies
          The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code:
        9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

     (1) Reasons for purchasing shares
          The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.
          The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

     (2) Corporate profiles
           1) Company name: Five Any, Inc.
           2) Representative: Tomoya Hirota
           3) Registration date: October 2000
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

           5) Main business: a) Delivering mobile advertising business
                             b) Sales of mobile adverting space business
                             c) Mobile marketing research business
           6) Year-end: March 31
           7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY1,041 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market the Company's media business
                To belong Hikari Tsushin Group
           11) Financial information:

                                (Millions of yen)

                  Periods                 FY2003                                 FY2004
Accounts                   (From April 1, 2002 to March 31, 2003) (From April 1, 2003 to March 31, 2004)
========================== ====================================== ======================================
Total assets                                               1,792                                  1,892
-------------------------- -------------------------------------- --------------------------------------
Net sales                                                  4,106                                  7,110
-------------------------- -------------------------------------- --------------------------------------
Ordinary income                                              283                                     18
-------------------------- -------------------------------------- --------------------------------------
Net income (Loss)                                            320                                   (73)
-------------------------- -------------------------------------- --------------------------------------

           1) Company name: First Charge, Inc.
           2) Representative: Toshinori Yoshioka
           3) Registration date: July 2001
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: Treating and consulting internet advertisement space
           6) Year-end: March 31
           7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY10 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market with the Company's media business
                      To belong Hikari Tsushin Group
           11) Financial information:
                                                        (Millions of yen)

                  Periods                 FY2003                                 FY2004
Accounts                   (From April 1, 2002 to March 31, 2003) (From April 1, 2003 to March 31, 2004)
========================== ====================================== ======================================
Total assets                                                 852                                  1,729
-------------------------- -------------------------------------- --------------------------------------
Net sales                                                    675                                  1,891
-------------------------- -------------------------------------- --------------------------------------
Ordinary income                                              374                                    904
-------------------------- -------------------------------------- --------------------------------------
Net income                                                   201                                    505
-------------------------- -------------------------------------- --------------------------------------

     (3) Outline of purchasing shares
      1) Five Any, Inc.
           a) Number of overtaking shares: 19,788 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

      2) First Charge, Inc.
           a) Number of overtaking shares: 190 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.


     (4) Planning date for purchasing the Company's shares
      1) Five Any, Inc.: Before the end of the year
      2) First Charge, Inc.: Before the end of the year

     (5) Impact to future performance business
         Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

2. Changing the number of shares outstanding and the amount of capital by using the right of unsecured bonds.
  Outline for used the right
     a) Shares, capital and capital reserve have been increased on November 17, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 36 shares
                           Capital: JPY18,603 thousands
                           Capital reserve: JPY18,603 thousands

     b) Shares, capital and capital reserve have been increased on November 24, 2004 by used the right of the 3rd unsecured bonds as follows:
                           Number of shares: 798 shares
                           Capital:          JPY412,375 thousands
                           Capital reserve:  JPY416,500 thousands

   From above results, the filling date of the number of shares outstanding is 11,102 shares, amount of capital is JPY997,663 thousands and the amount of capital reserve is JPY900,391 thousands.
   Outstanding amounts of subscription rights are JPY4,125 thousands.


   (2) Others
     Not applicable





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